FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA publishes its Annual Report and files Form 20-f for 2010

Mexico City, June 29, 2011 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that it filed its Annual Report for the fiscal year ended December 31, 2010 on Form 20-F with the U.S. Securities and Exchange Commission (SEC) and with the National Banking and Securities Commission (CNBV) and the Mexican Stock Exchange (BMV).

The Annual Report and Form 20-F may be downloaded directly from ICA’s webpage www.ica.com.mx/ir, or from the websites of the Mexican Stock Exchange and the SEC. In addition, shareholders may receive a hard copy of ICA’s Form 20-F free of charge by making a request to ICA’s Investor Relations Office.

Along with the 2010 Annual Report, ICA is publishing its first Sustainability Report, available on ICA’s webpage or upon request by our stakeholders.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3696	sustentabilidad@ica.com.mx	Alonso Quintana, CFO alonso.quintana@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer